SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Republic First Bancorp, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

760416107
(CUSIP Number)

April 22, 2014
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760416107	13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS S.A.C. Venture Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 3,736,842 (see Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 3,736,842 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,736,842 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (see Item 4)
12	TYPE OF REPORTING PERSON OO

CUSIP No. 760416107	13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS 30 RBK Investment, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 3,736,842 (see Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 3,736,842 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,736,842 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (see Item 4)
12	TYPE OF REPORTING PERSON OO

CUSIP No. 760416107	13G	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS Steven A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 3,736,842 (see Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 3,736,842 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,736,842 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (see Item 4)
12	TYPE OF REPORTING PERSON IN

CUSIP No. 760416107	13G	Page 5 of 8 Pages

Item 1(a).	NAME OF ISSUER:

Republic First Bancorp, Inc. (the "Issuer")

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

50 South 16th Street, Philadelphia, Pennsylvania 19102

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by: (i) S.A.C. Venture Investments, LLC (“SAC Venture”) with respect to shares of Common Stock, $0.01 par value per share (the “Shares”), of the Issuer held by 30 RBK; (ii) 30 RBK Investment, LLC (“30 RBK”) with respect to the Shares held by it; and (iii) Steven A. Cohen with respect to the Shares held by 30 RBK.

SAC Venture, 30 RBK and Steven A. Cohen have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the principal business office of SAC Venture, 30 RBK and Mr. Cohen is 72 Cummings Point Road, Stamford, CT 06902.

Item 2(c).	CITIZENSHIP:

Each of SAC Venture and 30 RBK is a Delaware limited liability company. Mr. Cohen is a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.01 par value per share

CUSIP No. 760416107	13G	Page 6 of 8 Pages

Item 2(e).	CUSIP NUMBER:

760416107

Item 3.	Not Applicable.

Item 4.	OWNERSHIP.

The percentages used herein are calculated based upon the 37,815,003 Shares of common stock issued and outstanding as of April 22, 2014, as reported on the Issuer's current report on Form 8-K filed with the Securities and Exchange Commission by the Issuer on April 22, 2014 (consisting of 25,972,897 Shares issued and outstanding as of April 21, 2014 plus 11,842,106 newly issued Shares issued on April 22, 2014).

As of the close of business on May 1, 2014:

1. S.A.C. Venture Investments, LLC

(a) Amount beneficially owned: 3,736,842

(b) Percent of class: 9.9%

(c)(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 3,736,842

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 3,736,842

2. 30 RBK Investment, LLC

(a) Amount beneficially owned: 3,736,842

(b) Percent of class: 9.9%

(c)(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 3,736,842

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 3,736,842

3. Steven A. Cohen

(a) Amount beneficially owned: 3,736,842

(b) Percent of class: 9.9%

(c)(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 3,736,842

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 3,736,842

SAC Venture and Mr. Cohen own directly no Shares. Pursuant to the operating agreement of 30 RBK, SAC Venture maintains investment and voting power with respect to the securities held by 30 RBK. Mr. Cohen controls SAC Venture. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, each of SAC Venture, 30 RBK and Mr. Cohen may be deemed to beneficially own 3,736,842 Shares (constituting approximately 9.9% of the Shares outstanding). Each of SAC Venture and Mr. Cohen disclaims beneficial ownership of any of the securities covered by this statement.

CUSIP No. 760416107	13G	Page 7 of 8 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 760416107	13G	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: May 1, 2014

S.A.C. Venture Investments, LLC

By:	/s/ Peter Nussbaum
Name: Peter Nussbaum
Title: Authorized Person

30 RBK INVESTMENT, LLC

By: /s/ Peter Nussbaum
Name: Peter Nussbaum
Title: Authorized Person

STEVEN A. COHEN

By: /s/ Peter Nussbaum
Name: Peter Nussbaum
Title: Authorized Person